Mail Stop 4561

January 21, 2009

Marc H. Bell, Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway
Boca Raton, FL 33487

>   **Re: FriendFinder Networks Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 23, 2008**
>   **File No. 333-156414**

Dear Mr. Bell:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your Chief Executive Officer appears to have been interviewed by Reuters after the filing of your registration statement. Please provide your analysis of whether this communication is an offer or a prospectus. Please tell us whether you plan to file this interview as a free writing prospectus pursuant to Rule 433 promulgated under the Securities Act of 1933. See Section III.F of SEC Release No. 33-8591.

2.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range

on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus.

4.   We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of the Securities Act of 1933; for example, the names of certain members of your board committees. Please include this disclosure in an amendment as soon as practicable.

5.   Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C. For example, but without limitation, your prospectus summary appears to be repeated in the Company Overview portion of your Business section.

Prospectus Summary, page 1

6.   Disclosure in this section is subject to the plain English principles of Rule 421(d) of Regulation C. Rule 421(d) provides that information in the front of the prospectus must highlight information that is important for investors, and must also be easy to read. See SEC Release No. 33-7497. Please revise your disclosure as appropriate.

7.   Please revise this section to disclose your events of default and your accountant's going concern opinion.

8.   Please provide supplemental, qualitative or quantitative support for the assertion that you are "a leading internet-based social networking and multimedia entertainment company operating several of the most heavily visited social networking websites in the world."

9.   Please provide support for, or remove the statement that, your management team has "a proven track record of identifying potential target companies, executing transactions and integrating the acquired companies."   Briefly describe the nature of this proven track record and, as appropriate, balance the disclosure to discuss any significant difficulties or challenges that the management faced in identifying or integrating other companies. Additionally, indicate that management's prior performance in this respect provides no assurance that it will successfully identify or integrate acquisition targets in the future.

10.   With respect to every third-party statement in your prospectus, such as the statistics provided by comScore on page 1, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the

reports were prepared for you. To the extent that any of these reports that are quoted in part in this filing have been prepared for the company, file a consent from the third-party author.

11.   Please revise your disclosure on page 1 where you refer to net revenue and operating revenue to specifically indicate non-GAAP net revenue and non-GAAP operating revenue. Also, please remove your reference to "pro forma adjusted" net revenue pursuant to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures. In addition, tell us how you considered the requirements of Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following:

- A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles;
- A reconciliation of non-GAAP revenue and non-GAAP operating revenues to the most directly comparable GAAP financial measures;
- the economic substance behind management's decision to use such measures;
- the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;
- the manner in which management compensates for these limitations when using these non-GAAP financial measures; and
- the substantive reasons why management believes these non-GAAP financial measures provide useful information to investors.

Summary Consolidated Financial Data, page 5

12.   We note from your disclosure in Note J on page F-19 that your debt arrangements contain material debt covenants based on maintaining specified levels of EBITDA. Revise your disclosures to include the amount or limit required for compliance with your covenants pursuant to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

13.   Please explain further footnote (3) on page 6 where you indicate that the long-term debt classified as current debt excludes $10,324 of required principal amortization of First Lien Secured Notes due by February 15, 2009, which is classified as a current portion of long-term debt. You appear to be excluding this amount from long-term debt classified as "current" and yet indicating that it is classified as the "current portion" of long-term debt. Please explain and tell us where the $10,324 is classified if it is not classified in current debt.

Risk Factors, page 8

14.   Please tell us what consideration you gave to including a risk factor discussing your underwriter's experience in underwriting initial public offerings in the United States.

Among other matters, this risk factor, if appropriate, might address the uncertainty as to whether an underwriter with limited experience with initial public offerings in the United States will be able to successfully make a market following the offering completion. Discuss the risks to investors that are presented by this and other circumstances related to the underwriter's limited experience.

15.   Please revise this section to provide quantitative information regarding the conditions and events that are described in the various risk factors to provide sufficient factual context to assist investors in evaluating the nature and extent of the risks that are posed. For example, but without limitation, in the risk factor on page 20 that discusses your liability to tax authorities in the European Union, you should disclose the total amount of uncollected VAT payments.

"We have breached certain non-monetary covenants…," page 12

16.   Please revise this risk factor to discuss the material consequences of the acceleration of your debt.

"We have a history of significant operating losses…," page 13

17.   Please revise this risk factor to discuss the material consequences to your business of your historic and projected operating losses.

"The net proceeds of this offering are expected to be used to repay our bondholders…," page 24

18.   You state that the financial self-interest of certain officers and directors, due to their status as bondholders, could influence your management's motivation in selecting which debt to repay with the proceeds of the offering and therefore there may be a conflict of interest when determining whether repaying a particular piece of debt over another is in the stockholders' best interest. State in quantitative terms the extent to which the decisions regarding the debt to be repaid with offering proceeds will pose conflicts of interest and clarify which debt and which affiliated creditors might be affected by the exercise of this discretion by the management. Please explain how your officers and directors will comply with their duties to your shareholders required by Nevada law in the decisions made in this respect.

"Our business will suffer if we lose and are unable to replace key personnel…," page 24

19.   Please provide a concise overview of Enterprise Acquisition Corp., the special purpose acquisition company that also occupies the time of Messrs. Bell, Staton, and Shashoua. This disclosure should include, but should not be limited to, the potential duration of the special purpose acquisition company, and the specific business area of focus for its potential acquisition.

"We rely on highly skilled personnel and, if we are unable to attract, retain…," page 25

20.   Please disclose whether you have non-compete agreements with any of your executive officers or key personnel.

Forward-Looking Statements, page 30

21.   Please delete your assertion that the prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act. See Paragraph (b)(2)(D) of Section 27A of the Securities Act of 1933.

Market and Industry Data, page 31

22.   We note your statement that the industry publications and surveys used by you to determine market share and industry data contained in the prospectus generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to their accuracy and completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Use of Proceeds, page 32

23.   Please revise to include the amount of proceeds that you intend to use for the redemption of each debt instrument. For instance, while we note that the Company intends to use a portion of the net proceeds to redeem the $242.1 million of First Lien Senior Secured Notes, it is not clear from your disclosures the actual amounts needed for such redemption. In this regard, we note that certain notes are redeemable at 115% of the outstanding principal plus accrued interest and unpaid interest and others are redeemable at 105% of the outstanding principal plus accrued and unpaid interest and accordingly, it appears that the proceeds use for this redemption will exceed the $242.1 million as currently disclosed. Quantify the current amount of accrued and unpaid interest for each debt issuance. Please revise your disclosure accordingly.

24.   Revise to disclose the extent to which the proceeds used to repay each class of debt will be paid to affiliates.

Capitalization, page 35

25.   Revise your capitalization table to include the total stockholders' deficiency and total capitalization on a pro forma basis. Also, please provide your calculations that support the actual to pro forma information for cash and capital in excess of par.

26.   We note here and elsewhere throughout the document where the Company is assuming the exercise of 142,733,364 common stock warrants for pro forma disclosure purposes. Please explain further how you determined that the exercise of such warrants meets the "factually supportable" criteria of Rule 11-02(b)(6) of Regulation S-X.

Unaudited Pro Forma Financial Data, page 39

27.   Please tell us how you determined that pro forma adjustment (2) for the add-back of deferred revenue that was written down as part of the purchase price allocation meets the requirements of Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 51

28.   Tell us how you considered whether Various should be designated a predecessor entity as defined in Rule 405 of Regulation C. In this regard, also tell us your consideration to include a supplemental discussion of the results of operations and financial condition of the Company and its predecessor based upon Article 11 pro forma financial data for the interim periods ended September 30, 2008 and 2007 and for the year ended December 31, 2007.

29.   We note that your reportable segments have significantly different profit margins and are exhibiting different levels of profitability and different trends in their profitability based upon the table disclosed on page 51. Revise to provide a discussion regarding these variances in greater detail to provide your investors with more insight into segmental operating performance. Additionally, if there is a reasonable likelihood that historical gross profit is not indicative of future financial operating performance, please disclose the expected trend of future gross profit by segment. We refer you to Item 303 of Regulation S-K and SEC Release No. 33-8350.

30.   You state that you consider the number of paid users, average monthly net revenue per subscriber, churn, conversion of members to subscribers, and the number of/revenue from marketing affiliates to be key metrics that you use to evaluate the effectiveness of your operating strategies. Please add a quantitative and qualitative discussion and analysis of the change in these metrics for each time period addressed in your results of operations.

Liquidity and Capital Resources, page 59

31.   Please explain why there was a $61.0 million post-closing working capital adjustment to the purchase price for Various. If this is attributable to your indemnity claim against the subordinated convertible notes, you should specify that you have made an indemnity claim, which may be denied.

32.   Disclose the total amount of uncollected historical VAT payments and discuss the potential impact on your liquidity and capital resources.

Financing Activities, page 60

33.   Please disclose whether you are current in all of the required interest payments for your debt. If you are not current, disclose the amount of any accrued, unpaid, overdue interest that you owe for each issuance of debt.

Contractual Obligations, page 65

34.   Tell us your consideration to include scheduled interest payments on the Company's outstanding debt obligations in your contractual obligations table. If interest payments are excluded from the table, then please include a footnote to the table indicating as such and provide information regarding the Company's interest obligations to the extent this information is material to an understanding of the Company's cash requirements.

Business, page 74

35.   If you choose to present financial information about geographic areas in your financial statements instead of the Business section, Item 101(d)(2) of Regulation S-K requires a cross reference to the presentation of this data in the financial statements.

Our Products and Services, page 77

Website Data, page 79

36.   Please revise the tabular disclosure to include a column indicating the number of current members for each site.

Legal Proceedings, page 87

37.   Please provide a more complete but concise factual description of the case filed against Various by Spark Network Services, Inc. See Item 103 of Regulation S-K.

38.   Please provide a more complete but concise factual description of the case filed against you by Balthaser Online, Inc. See Item 103 of Regulation S-K.

Management, page 90

39.   Please disclose the percentage of time that Messrs. Bell, Staton, and Shashoua spend working for the following entities: Enterprise Acquisition Corp., Marc Bell Capital Partners LLC, and Staton Capital LLC.

Executive Compensation, page 95

Compensation Discussion and Analysis, page 95

40.   Please add executive compensation information for the fiscal year ended December 31, 2008, your last fiscal year end. See 217.11 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Ensure that you address material changes in compensation policies and payments/awards between 2007 and 2008.

41.   You state that you consider the compensation practices of companies in similar industries and the compensation paid to individuals in analogous positions as guidance when establishing your named executive officers' compensation. Please disclose the companies used for this purpose.

42.   You have included detailed disclosure regarding your executive employment agreements in a section after your summary compensation table. Please consider moving pertinent disclosure from this section to related sections of your compensation discussion and analysis. For example, disclose and discuss the salary paid to Mr. Shashoua in the salary section of your compensation discussion and analysis.

43.   Please provide a more detailed discussion of the compensation paid to Mr. Sullivan.

Long-Term Equity Incentive Compensation, page 97

44.   Discuss the role of options in your executive compensation program and describe the nature of and basis of option awards to your named executive officers under your 2008 Stock Option Plan.

Principal Stockholders, page 103

45.   Please disclose any persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Andrew B. Conru Trust Agreement. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

46.   Footnote 9 to the table states that the number of shares beneficially held by the Andrew B. Conru Trust Agreement does not contemplate such entity having exercised its right to purchase any shares from Marc H. Bell, Daniel C. Staton, or related entities. In your response letter, please explain how you determined to exclude these shares from your calculation. In this regard, please clarify whether the trust or its control person(s) have a current right or right exercisable within sixty days to acquire the shares of Messrs. Bell, Staton, or related entities that have been excluded from the shares held by the trust.

Certain Relationships and Related Party Transactions, page 106

47.	Provide us with your analysis of whether Messrs. Bell and Staton, and/or entities affiliated with them are "promoters" within the meaning of that term as defined in Rule 405 of Regulation C. As applicable, revise this section to provide the disclosure required by Item 404(c)(1) of Regulation S-K.

48.	We note your disclosure that you have entered into a lease with an affiliate of one of your principal stockholders and currently lease 3,533 square feet of space in an office building in Boca Raton, Florida. Please disclose the identity of the stockholder and the affiliate.

49.	You state that on August 23, 2006, the management agreement with Bell & Staton, Inc. was amended to provide that no management fee, other than reimbursement of expenses, would be paid so long as there is a default or an event of default occurring on the 2006 Notes. Given your disclosure elsewhere regarding defaults on your debt, please explain why for the year ended December 31, 2007 and the nine months ended September 30, 2008, Bell & Staton Inc. was paid $500,000 and $375,000, respectively.

50.	Please explain why your acquisition of Various was structured such that your principals and their affiliates entered into the letter agreement directly with the sellers of Various.

51.	In your discussion of the letter agreement between your principals and the sellers of Various, you state that: "the principals granted the sellers an option to purchase from time to time from the principals, shares of our common stock and Series B Convertible Preferred Stock at the exercise price of $0.01 per share, at any time until the consummation of an initial public offering. The option is immediately exercisable for approximately 6,080,000 shares of common stock and 14,300,000 shares of Series B Convertible Preferred Stock and may be exercisable for up to an additional 6,080,000 shares of common stock and 14,300,000 shares of Series B Convertible Preferred Stock if the sellers have not sold their First Lien Senior Secured Notes by certain time benchmarks." Please disclose the time benchmarks.

52.	Please revise the discussion of the letter agreement between your principals and the sellers of Various to discuss the current rights and obligations of your principals and the sellers, and what will be triggered by the effectiveness of your registration statement.

Description of Capital Stock, page 109

Registration Rights, page 112

53.	We note your disclosure that on December 6, 2007, you entered into a Registration Rights Agreement with the sellers of the Various stock granting the holders of the Subordinated Convertible Notes certain piggyback and demand registration rights for the registration under the Securities Act. Please provide a concise summary of the piggyback and demand rights.

Description of Indebtedness, page 115

54.   Please revise your disclosure in this section to specifically discuss for each issuance of debt:
        the covenants you have breached that have resulted in events of default, cross-default
        provisions, and the related rights of the holders of the debt.

Subordinated Term Loan Notes, page 116

55.   You state that you used a portion of the net proceeds from certain offerings of debt and
        convertible preferred stock to repay $11.8 million of the Subordinated Term Loan Notes
        plus accrued interest, and that the remaining $24.0 million in principal amount of the
        Subordinated Term Loan Notes are held by PET and one other stockholder and were
        reissued as Subordinated Term Loan Notes. Please explain.

Underwriting, page 125

56.   The underwriter listed in this section is inconsistent with the underwriter named on the
        outside front cover page of the prospectus. In addition, the underwriter listed in this section
        does not appear to be registered with FINRA. Please revise this section and the cover page
        to include the name of the broker-dealer registered with the SEC and FINRA that will be
        underwriting the offering.

Where You Can Find More Information, page 128

57.   Please state that you do not currently file reports with the Securities and Exchange
        Commission. See Item 101(e) of Regulation S-K.

FriendFinder Networks, Inc. December 31, 2007 Financial Statements

Consolidated Balance Sheets, page F-3

58.   Based on your disclosures on page 35 it appears that the Series A and Series B preferred
        stock will automatically convert into shares of the Company's common stock upon
        completion of this offering. Please confirm and, if true, tell us what consideration you gave
        to including pro forma information alongside the historical consolidated balance sheet
        giving effect to the change in the Company's capitalization, excluding the effects of the
        offering.

Note B. Summary of Significant Accounting Policies

11. Revenue Recognition, page F-9

59.   Tell us the amount of product and service revenue recognized for each period presented for
        the following categories: subscription based internet services, pay-by-usage internet

services, banner advertising, products from online stores, magazine subscriptions, DVD/videocassette sales, subscription fees for television programming channels and pay-per-view broadcasts, pay-per-call services, and licensing of the Penthouse name. Also, tell us your consideration for disclosing revenues for each product and service pursuant to paragraph 37 of SFAS 131.

60.   We note that the typical subscription term for internet services is one to eighteen months. Please tell us the amount of deferred revenue that should be classified as long-term for each period presented. If material, please revise to separately present deferred revenue between current and long-term liabilities.

61.   We also note from page 2 that the Company has lifetime subscriptions. Tell us the percentage of customers that purchase such subscriptions and how the Company accounts for these arrangements.

62.   Please confirm and revise, as applicable, if the Company offers returns or refunds for shipment of products from your online stores and shipment of DVDs and videocassettes.

63.   Please revise your disclosure to describe the types of products sold through your online stores.

64.   Tell us the amount of estimated returns for the sale of magazines at newsstands and subsequent adjustments for the difference between estimated and actual returns for each period presented. If material, revise to disclose the returns reserve on the face of the balance sheet and/or in the Schedule of Valuation and Qualifying Accounts.

65.   Please revise to disclose the typical magazine subscription term.

24. Per share data, page F-12

66.   We note that you have both common stock and Series B common stock outstanding. Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each class of your common stock. We refer you to paragraph 61(d) of SFAS 128 and EITF 03-6.

67.   We note that you have convertible preferred stock. Tell us how you considered Issue 5 of EITF 03-6 in determining whether the preferred stock should be included in the computation of basic earnings per share regardless of the fact that the Company has a net loss from operations in all periods presented. In this regard, tell us and disclose whether the Series A and B preferred shareholders have contractual obligations to share in the losses of the Company.

Note C. Acquisitions, page F-13

68.   We note that the pro forma net loss for fiscal 2007 on page F-14 does not reconcile the amount disclosed on page 39. Revise your disclosures to reconcile the difference.

69.   Revise to disclose the basis for determining the value assigned to the underlying common stock value for warrants and stock options issued as consideration in connection with your acquisitions of Various, Video Bliss, Inc. and Danni Ashe, Inc. pursuant to paragraphs 51(d) and 53(b) of SFAS 141. In your response, please describe the significant factors considered, assumptions made, and methodologies used in determining the fair value of common stock and warrants (e.g. preferred stock equity issuance prices, how preferred stock value differs from common stock due to preferred stock holder rights, any discounts applied, etc.). Also, tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

70.   Tell us how you determined that acquired domain names and trademarks were deemed to have indefinite useful lives. In your response, please tell us why you believe that no legal, regulatory, contractual, competitive, economic, expected use or other factors could limit the useful life of these intangible assets. We refer you to paragraph 11 of SFAS 142.

71.   Please revise your disclosures in Note C to provide a breakdown of the $248.0 million of notes issued to the Various shareholders as part of the purchase price consideration and reconcile this information to the "debt issued by INI in connection with the acquisition of Various" as disclosed in Note J.

72.   Additionally, we note on page 111 that the Company issued 107 million warrants in connection with the First Lien Senior Notes and Second Lien Subordinated Secure Notes. Please reconcile this disclosure to the Company's disclosure on page F-13 that the Company issued 57.5 million warrants.

Note K – Stockholders' Equity, page F-24

73.   We note that during fiscal 2007 you issued Series B Convertible Preferred Stock at $0.029604 per share. Tell us how you considered EITF 98-5 and EITF 00-27 in determining whether these instruments included a beneficial conversion feature. Please provide objective evidence that supports the fair value of the underlying common stock at the date of issuance used in your calculations. In this regard, please describe the significant factors considered, assumptions made, and methodologies used in determining the fair value of the Company's common stock at each issuance date. Also, tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Marc H. Bell
FriendFinder Networks Inc.
January 21, 2009
Page 13

74.   We note that the Company recorded a deemed dividend on the Series A preferred stock of
       $447,000 in fiscal 2007. Tell us where the dividend is reflected in your Statement of
       Operations and explain why you have not disclosed income available to common
       shareholders on the face of the financial statements or revise accordingly.

Note L. Stock Options, page F-26

75.   When available, please tell us your proposed IPO price, when you first initiated discussions
       with underwriters, and when the underwriters first communicated their estimated price
       range and amount for your stock.

76.   Tell us whether you believe the options granted in fiscal 2008 have a service inception date
       pursuant to paragraph 41 of SFAS 123R and if so, please explain further how you
       determined that compensation costs should not yet be recognized. Please also revise your
       disclosures to better explain the terms of the options and how such terms support your
       accounting treatment.

77.   Notwithstanding your response to the previous comment, when an estimated IPO price
       range is available, consider revising either your footnote disclosure or MD&A to include
       the range of expected stock based compensation that will be recorded upon completion of
       the IPO and the weighted-average period over which it is expected to be recognized for
       fiscal 2008 stock option grants.

78.   Additionally, please provide us with the following information in chronological order for
       stock option grants and other equity related transactions issued subsequent to the most
       recent balance sheet (i.e. September 30, 2008):

       •   the nature and type of stock option or other equity related transaction;
       •   the date of grant/issuance;
       •   description/name of option or equity holder;
       •   the reason for the grant or equity related issuance;
       •   the number of options or equity instruments granted or issued;
       •   the exercise price or conversion price;
       •   the fair value of underlying shares of common stock;
       •   adjustments made in determining the fair value of the underlying shares of common
           stock, such as illiquidity discounts, minority discounts, etc.;
       •   the total amount of deferred compensation or value assigned to any beneficial
           conversion feature reconciled to your financial statement disclosures;
       •   the amount and timing of expense recognition; and
       •   indicate for each option grant or equity related transaction what valuation methodology
           used (market approach, etc.), whether it was contemporaneous or retrospective and
           whether it was performed by an unrelated specialist.

Note M. Income Taxes, page F-27

79.   We note that the Company recorded a total tax benefit of $6.4 million during fiscal 2007, which primarily related to the tax benefit recognized as a reduction of goodwill arising in the Various acquisition. Further explain the nature of this benefit, as it is not entirely clear from your footnote or MD&A disclosures as to why it was recorded. Please reference relevant accounting literature considered in recording the benefit. In your response, please provide us with all entries recorded for deferred tax assets and liabilities during and subsequent to purchase accounting for Various.

Note O. Commitments, page F-30

80.   Based on your disclosure for your production facility in Los Angeles, California, which you vacated in November, 2006, it appears you are recording rent expense for the remaining lease term on a monthly basis as it has not yet been sub-leased. Tell us why the Company has not accrued the remaining rent obligation for the entire lease term pursuant to paragraphs 15 and 16 of SFAS 146. In this regard, please provide us the factors management considered in making the assumption that it will sub-lease the property, especially given that the property was not sub-leased as of December 31, 2007 and the pending lawsuit with the landlord of this property. In your response, please update us with the status of this property and revise your unaudited interim financial statements as necessary.

Note P. Contingencies, page F-31

81.   We note that for several of the outstanding legal proceedings the Company indicates that it has meritorious defenses to such claims, disputes all claims, and/or intends to vigorously defend them. We also note your disclosures on pages 89 and F-32 where you indicate that if an unfavorable ruling was to occur, there exists the possibility of a material adverse impact on the business or results of operations. For these proceedings, please advise as to if there is at least a reasonable possibility that a loss or an additional loss may have been incurred. If so, please revise to disclose either (a) an estimate of the possible loss or range of loss or (b) state that such an estimate cannot be made pursuant to paragraph 10 of SFAS 5.

82.   Please revise to indicate if and when the $250,000 settlement with West Coast Facilities was accrued pursuant to paragraphs 8 and 9 of SFAS 5.

FriendFinder Networks, Inc. September 30, 2008 Interim Financial Statements

Note J. Contingencies, page F-44

83.   We note your discussion on page 88 of the Company's current legal proceedings with Balthaser Online, Inc. on November 4, 2008 as well as the updated information provided for the Antor and Parallel litigations. However, you indicate on page F-44 that there have

been no changes to disclosure in Note P on page F-31 "other than those described below," but no such disclosure exists. Please revise to fix the inconsistencies in these disclosures and ensure your revised disclosures are compliant with SFAS 5.

Glossary of Commonly Used Terms, page G-1

84.   Please delete the glossary of commonly used terms. The meanings of the terms contained in the glossary are clear from context, and the glossary does not facilitate understanding of the disclosure. See Rule 421(b) promulgated under the Securities Act of 1933.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or me, at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 872-1002
        Bruce S. Mendelsohn, Esq.
        Akin Gump Strauss Hauer & Feld LLP